MIAMI DAYS CORP.
                            1504 Bay Road, Suite #924
                              Miami, Florida 33139
                               Tel. 1-786-222-7673
                         Email: office@miamidayscorp.com

December 10, 2012

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Miami Days Corp.
    Amendment No.1 to
    Registration Statement on Form S-1
    Filed September 11, 2012
    File No. 333-183814

Dear Ms. Nguyen:

Miami Days Corp. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated November 9, 2012, with reference to the Company's registration statement on Form S-1 filed with the Commission on September 11, 2012, as amended on October 26, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. We note your response to our prior comment 1 and were not persuaded that you are not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have minimal assets excluding cash, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your plan of operations and to open your first fast food outlet in Belgrade, Serbia. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 5 accordingly.

Response:

We have revised the Amended Registration Statement throughout to clarify that the Company is a shell company and to caution investors as to the highly illiquid nature of an investment in the Company's shares. Disclosure has been added to the prospectus to discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also, the Risks Factors section has been revised accordingly.

Registration Statement Cover Page

2. We note your response to our prior comment 5 and reissue in part. We note your reference to Rule 416(a) of the Securities Act of 1933 in footnote 1 to the Calculation of Registration Fee table. We also note that the registration statement is not registering any convertible securities. Please delete the reference to Rule 416(a) of the Securities Act of 1933 in footnote 1 and the accompanying clause (i) in its entirety.

Response:

Reference to Rule 416(a) of the Securities Act of 1933 in footnote 1 and the accompanying clause (i) has been deleted in its entirety.

Prospectus Cover Page

3. Please revise to limit the prospectus cover page to one page. In this regard, please remove any duplicative disclosure. Refer to Item 501(b) of Regulation S-K.

Response:

The prospectus cover page has been revised to one page in compliance with Item 501 of Regulation S-K and duplicative disclosure has been deleted.

Prospectus Summary, page 3

4. We note your response to our prior comment 8 and reissue in part. Revise to clarify that you have not opened any fast food outlets to date. To the extent that you discuss future business plans here, such as your intentions to open a chain of fast food outlets in the Balkan region, particularly in the countries of Serbia, Montenegro and Croatia, opening a fast food outlet in Belgrade, Serbia, expanding into the U.S. market, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the associated costs, and any obstacles involved before you can commence the planned operations in the Balkan region and further expansion into the U.S. market. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Response:

The Prospectus Summary has been revised accordingly. Disclosures about further expansions and future aspirations beyond the Company's 12 months of operations has been deleted due to too many uncertainties.

5. We note your disclosure in the first paragraph that you do not anticipate being able to expand your operations into the U.S. market for two years and the additional costs of entering the U.S. market are estimated to be $20,000. Please revise to describe in greater detail your expansion plans and the steps involved. Please also revise to detail the associated costs included within your estimated costs of $20,000. Please also reconcile your estimated costs of $20,000 with your disclosure in the Description of Business section on page 21 where you estimate a per unit opening cost of $25,000 and a per unit annual operating cost of $20,000.

Response:

The disclosure has been revised to clarify the referenced costs and to delete disclosure regarding the Company's expansion plans past its 12 month plan of operations.

6. We note your response to our prior comment 9 and reissue. In one of the opening paragraphs in this section, please revise to disclose that your auditors have issued a going concern opinion. Please also revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. In this regard, we note that you have included portions of the requested disclosure on the prospectus cover page rather than in this section. Also revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and clearly quantify the amounts needed for each.

Response:

The disclosure has been revised to disclose that the Company's auditors have issued a going concern opinion, the Company's cash on hand, "burn rates" (which include business and monthly rent expenses, and public reporting obligations), the month the Company will run out of funds, that additional capital is required and to quantify the necessary funding. Future expansion plans and expenditures past the Company's 12 month projected plan of operations of $20,000 have been deleted due to many uncertainties.

7. We note your disclosure on the prospectus cover page that you anticipate a monthly burn rate, pre and post-offering, of $2,000 per month. We also note your disclosure in the second paragraph of this section that you need minimum funding of $25,000 over the next 12 months to conduct your business. Additionally, we note your disclosure in the second paragraph that you need an additional $20,000 over the next two years to continue operations and to implement your plan of operations. Further, we note your disclosure in the first full risk factor on page 13 that you anticipate $10,000 per year in public company reporting expenses. Lastly, we note that your rent expense pursuant to the rental agreement with Slavko Didic totals $12,000 per year. We note that your financing needs appear to be greater than the pre and post-offering $2,000 burn rate estimate. Please reconcile your disclosed post-offering monthly burn rate with the funding requirements detailed above and to clarify the various funding requirements included within such burn rate. Please also revise your post-offering monthly burn rate and your long term financing requirement disclosure throughout the prospectus as applicable.

Response:

The disclosure has been revised to indicate a post-offering monthly burn rate estimate of $2,808 which will start post offering and includes public reporting obligations and monthly rent payments but does not include S-1 offering expenses as they will have been paid pre-offering, to reconcile the post-offering burn rate with the Company's funding requirements and to clarify the funding requirements included within the burn rate. Future expansion plans and expenditures past the Company's 12 month projected plan of operations of $20,000 have been deleted due to many uncertainties.

8. We note your response to our prior comment 12 in which you say that you have previously disclose both (i) the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share and (ii) your total stockholders' equity balance as of your most recent balance sheet date. However, we are unable to locate that disclosure in your filing. Therefore, as previously requested, please disclose both (i) the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share and (ii) your total stockholders' equity balance as of your most recent balance sheet date in one of your opening paragraphs of this section.

Response:

The Prospectus Summary section has been revised to include (i) the implied aggregate market value of the Company's common stock based upon the proposed offering price of $0.01 per share and (ii) its total stockholders' equity balance as of October 31, 2012, the end of its most recent fiscal quarterly period.

The Offering, page 4

Duration of the Offering, page 4

9. Please reconcile the disclosure in this section with your disclosure on the prospectus cover page that discloses that there may be extensions to the offering period. Please also revise the Offering Period and Expiration Date section on page 30 accordingly.

Response:

The disclosure has been reconciled within the requested sections to indicate that there may be extensions to the offering period.

Risk Factors, page 5

Our Sole Officer and Director Resides in the U.S., page 6

10. We note that this risk factor is focused on operating a fast food outlet in Belgrade, Serbia. We also note, however, that you have not yet opened this fast food outlet. Please clarify this risk factor to also disclose that you have not opened such fast food outlet and discuss the risks associated with opening a business in a foreign country while your sole officer and director resides in the U.S.

Response:

The referenced risk factor has been revised to disclose that the Company has not opened a fast food outlet in Belgrade and to discuss the risks associated with opening a business in a foreign country while the Company's sole officer and director resides in the U.S.

Use of Proceeds, page 14

11. We note your disclosure in the first risk factor on page 6 that you need minimum funding of $25,000 over the next 12 months to commence operations and to pay offering and public company reporting expenses. We also note similar disclosure in the last paragraph of this section. Please reconcile such disclosure with your use of net proceeds at the different funding levels (25%, 50%, 75% and 100%) which do not appear to allocate any funds to the payment of offering expenses.

Response:

The disclosure has been revised to state that the minimum funding required to carry out the Company's plan of operations for 12 month is $33,700. Any offering expenses will not be paid out of the use of proceeds. The Company's director has informally agreed to loan funds necessary to cover any offering expenses.

12. We note your disclosure in the last paragraph of the prospectus summary that you intend to hire a local manager within the first 12 months of operations since your sole officer and director resides in the U.S. Please reconcile such disclosure with your use of net proceeds at the different funding levels (25%, 50%, 75% and 100%) which do not appear to allocate any funds to the hiring of a local manager.

Response:

The chart in Use of Proceeds has been revised to include funds allocated to the hiring of staff and their salaries.

13. We note that your use of net proceeds at the 25% funding level allocates $5,000 towards rent. We also note that your rental agreement with Slavko Didic has a base rent of $1,000 per month or $12,000 per year. Additionally, we note your response to our prior comment 30 and the statement that "Mr. Didic has verbally agreed to pay for the rent if the funding from the offering is insufficient to cover such expense." Please revise this section to clarify that the $5,000 allocated to rent at the 25% funding level will not be sufficient to cover your rent expense. Please also revise to disclose, if true, that Slavko Didic has agreed to loan the company the funds necessary to cover this rent expense. Please also revise the summary section and prospectus throughout, if true, to clarify that the minimum funding of $25,000 is not sufficient to satisfy your existing expenses or to complete your plan of operations without relying upon loans from Slavko Didic.

Response:

The disclosure has been revised to indicate that $2,300 is allocated towards rent at the 25% funding level and that such amount will not be sufficient to cover the Company's rent expense. Furthermore, the disclosure has been revised to disclose that Bojan Didic has agreed to loan the Company the funds necessary to cover this rent expense and also that the minimum funding of $25,000 is not sufficient to satisfy the Company's existing expenses or to complete its plan of operations without relying upon loans from Bojan Didic.

Dilution, page 15

14. We note your response to our prior comment 26 in which you say that the dilution table has been revised in response to our comment. However, it does not appear that the dilution table has been revised. Based on your stockholders' equity of $3,675 as of July 31, 2012 and 4,000,000 common shares outstanding, it appears that the book value per share prior to the offering is $0.0009 per share. Please advise or revise your dilution table as appropriate.

Response:

The dilution table has been revised to respond to the Commission's comments.

Plan of Operation, page 17

15. We note your response to our prior comment 28 and reissue. Please revise to include a more detailed plan of operations for the next 12 months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue. In this regard, we note that your 12 month plan of operations does not address the above items in sufficient detail. Additionally, we note that the Use of Proceeds section on page 14 details different funding scenarios. We also note your disclosure in the first paragraph of the 12 Month Plan of Operations section on page 17 that additional funding will allow you to open more locations, hire more workers and improve your marketing. Please revise to specifically identify the differences in each alternate plan of operations at the different funding thresholds (25%, 50%, 75% and 100%). Please also identify the main differences in each alternate plan of operations to include the associated timelines and costs. Additionally, please revise the Prospectus Summary section on page 3 accordingly.

Response:

The disclosure has been revised to include a detailed 12-month plan of operations as follows:

MAIN DIFFERENCES IN EACH ALTERNATE PLAN OF OPERATIONS:

                                     $25,000     $50,000     $75,000    $100,000
                                     -------     -------     -------    --------
Proceed less public reporting
fees will be used as follows:
  Kitchen and food equipment         $ 4,500     $13,500     $15,000    $22,000
  Marketing & advertising            $ 2,000     $ 6,000     $10,000    $17,000
  Office equipment                   $ 2,000     $ 2,000     $ 3,000    $ 4,000
  Salaries                           $ 2,700     $ 3,000     $ 8,000    $10,000
  Inventory of raw food products     $ 1,500     $ 4,500     $ 8,000    $13,000
  Rent                               $ 2,300     $11,000     $24,000    $24,000

$25,000 FUNDING LEVEL: we will run out of funds allocated for rent and will rely on director loans to pay for this expense by month 3 of our 12 month plan of operations

$50,000 FUNDING LEVEL: more personnel are hired in month 12 of operations. Operations expand and expenditures increase as stated in the table above. By expanding our operations, we purchase more equipment and raw products, hire more personnel and increase marketing efforts.

$75,000 FUNDING LEVEL: rent additional space to open an additional location for an added cost of $1,000 per month during month 1 of plan of operations. Operations expand from previous funding level and expenditures increase as stated in the table above and work capacity increases in each location.

$100,000 FUNDING LEVEL: operations expand further from previous funding level and expenditures increase further as stated in the table above, this allows us to run 2 locations and have significantly greater marketing efforts and hire more personnel.

12 Month Plan of Operations, page 17

16. We note that certain milestones within your 12 month plan of operations have been achieved. For example, we note that you have signed a rental agreement. Please reconcile.

Response:

The milestone regarding the rental agreement has been deleted from the 12 month of operations since it has been achieved.

17. We note that the Description of Business section on page 21 references certain dates with respect to the completion of certain milestones within your 12 month plan of operations. Please revise this section to reference such dates so that an investor will have a better understanding of your plan of operations and the related timelines.

Response:

The referenced dates have been included within the 12 month of operations disclosure.

18. We note that your rental agreement with Slavko Didic has a base rent of $1,000 per month or $12,000 per year. We also note your response to our prior comment 30 and the statement that "Mr. Didic has verbally agreed to pay for the rent if the funding from the offering is insufficient to cover such expense." Please revise this section to correctly reflect your rent expense over your 12 month plan of operations. To the extent that you will need to rely upon loans from Slavko Didic to cover your rent expense, please disclose that fact in this section.

Response:

We have revised this section to reflect our rent expense in our 12 month plan of operations and to disclose that we will need to rely upon loans from Bojan Didic to cover our rent expense.

19. We note your response to our prior comment 31, but find it unresponsive. We note that Milestone 6 contemplates hiring a local manager, a cook and a cleaner. We also note that you have not allocated any funds to these hires. Please reconcile.

Response:

The disclosure has been revised to allocate funds to these hires.

Liquidity and Capital Resources, page 19

20. Please revise the first paragraph to also disclose your cash on hand and liabilities as of the most recent practicable date.

Response:

The disclosure has been revised to disclose cash on hand and liabilities as of the most recent practicable date.

21. We note your disclosure in the last risk factor on page 6 that as of October 23, 2012, Mr. Didic had loaned the company a total of $6,300. Please revise the first paragraph to also disclose the amount owed to Mr. Didic as of the most recent practicable date. Please revise to discuss the terms and conditions of these loans, how you anticipate repaying such loans, the anticipated timing of any repayment, and the impact on the company if funding cannot be obtained.

Response:

The referenced risk factor and disclosure under Liquidity and Capital Resources has been revised to disclose that $6,600 is currently owed to Mr. Didic, the terms of the loans, and the anticipated repayment of the loans and the impact on the Company if funding cannot be obtained.

22. We note your response to our prior comment 32 and reissue in part. We note your disclosure in this section that your near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements are $25,000 and $45,000 respectively. We note that the above amounts do not appear to factor in your plan of operations or all of your existing near term and long term liabilities. For example, we note that you currently have certain related-party loans totaling $6,300, that your rent expense pursuant to the rental agreement with Slavko Didic totals $12,000 per year, that you anticipate $20,000 of U.S. expansion costs, that you anticipate $10,000 of offering expenses and that you anticipate $10,000 per year in public company reporting expenses. We also note that you will incur certain expenses to open and operate your first fast food outlet as discussed in the Description of Business section on page 21. Please confirm that the disclosed near term and long term financing requirements include all financing requirements which are necessary to continue operations and to implement your plan of operations.

Response:

The disclosure has been revised to disclose that the Company's near term financing requirements are approximately $32,540, which includes financing requirements necessary to continue operations and to implement the Company's plan of operations. Long-term financial requirements have been deleted due to too many uncertainties at this time.

Description of Business, page 21

Business in General, page 21

23. We note your response to our prior comment 33 and reissue in part. Please revise this section and the Prospectus Summary on page 3 to provide a clear picture of your business and current operations. The revised description of your business and current operations continues to unduly focus on and disproportionately emphasize your future plans and aspirations. To the extent you discuss your future plans for operations throughout this section, such as your intentions to open a chain of fast food outlets in the Balkan region, particularly in the countries of Serbia, Montenegro and Croatia, opening a fast food outlet in Belgrade, Serbia, expanding into the U.S. market, sponsoring music events or pursuing a multi-pronged marketing strategy, the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear. Alternatively, please revise to delete disclosure regarding aspirations that are not included in a detailed plan of operations.

Response:

The disclosure has been revised to delete disclosure regarding future plans and aspirations.

24. We note your disclosure in the first paragraph that you are "based in Serbia." We also note that you have not opened your first fast food outlet, that your sole officer and director resides in the U.S. and that your principal executive office is located in Florida. Please reconcile.

Response:

The disclosure has been revised to delete the statement that the Company is based in Serbia.

25. We note your response to our prior comment 34, but find it unresponsive. Please revise to discuss your alternate plan of operations at the different funding levels (25%, 50%, 75% and 100%). Within this discussion, please clarify the main differences in each alternate plan of operations and detail how the different funding levels will affect your business and current operations.

Response:

Disclosure has been added to discuss the Company's alternative plan of operations at various funding levels.

26. We note your response to our prior comment 35 and reissue in part. Please revise to clarify the anticipated costs to open and annually operate your first fast food outlet in Belgrade, Serbia. In this regard, we note that you have estimated an opening cost of $25,000 and an annual operating cost of $20,000. We note that these amounts appear to match your near term and long term financing requirements which include costs related to being a public reporting company. Please confirm that the disclosed opening and annual operating costs estimates are specific to opening and operating your first fast food outlet in Belgrade, Serbia and do not include any costs related to you as a public reporting company. In this regard, these cost estimates should disclose the costs related to opening and operating one fast food outlet. Please also revise to disclose the specific assumptions used to calculate such cost estimates. In this regard, we note that the disclosed assumptions are generic in nature and do not help investors understand how these cost estimates were calculated.

Response:

The disclosure has been revised to clarify costs associated with opening and operating the Company's first fast food outlet in Belgrade, Serbia and to include the specific assumptions used to calculate cost estimates.

Signatures, page II-5

27. Please revise the second half of your signature page to have your director sign in such capacity. Refer to Instruction 1 to Signatures on Form S-1.

Response:

The signature page has been revised to indicate that Mr. Didic is also signing in his capacity as a director.

Please direct any further comments or questions you may have to us at office@miamidayscorp.com and to the Company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200 (917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,


/s/ Bojan Didic
-----------------------------
Bojan Didic, President


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